

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2010

David W. Stevens
Chief Executive Officer
El Paso Electric Company
Stanton Tower, 100 North Stanton
El Paso, Texas 79901

  Re: **El Paso Electric Company**
     Form 10-K for the fiscal year ended December 31, 2009
     Filed February 26, 2010
     Definitive Proxy Statement on Schedule 14A
     Filed April 16, 2010
     File No. 001-14206

Dear Mr. Stevens:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover Page

1. Please change the Commission file number to 1-14206. Also make this revision on your Forms 10-Qs.

Item 1A. Risk Factors, page 26

We May Not Be Able To Recover All Costs of New Generation, page 26

2. You state that you have risks associated with obtaining additional financing for Newman Unit 5 at reasonable rates. Please expand this risk factor to discuss those risks and the underlying cause for those risks and how your inability to obtain financing at reasonable rates will affect your operations and liquidity, if at all

Item 7. Management's Discussion and Analysis of Financial Condition…, page 37

3. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that as of July 1, 2010 you are now sharing 90% of your off-system sales with customers from New Mexico and Texas instead of 25%. If material, please discuss the impact that this change will have on your financial condition, operations and liquidity.

Liquidity and Capital Resources, page 51

4. You indicate that you continue to evaluate your funding requirements related to your retirement plans, other postretirement benefit plans and decommissioning trust funds. We note that in Note L to your financial statements that your noncurrent liabilities related to your benefit plans changed from $(20,156) to $(60,804) from 2008 to 2009. If material, please discuss in this section how this change has affected or will affect your liquidity.

Index to Exhibits, page 133

5. It appears that you have not provided all of the schedules and/or exhibits to Exhibit 10.38 "Credit Agreement dated as of April 11, 2006…" Please refile the complete credit agreement, including all schedules and exhibits with your next periodic report.

Signatures, page 146

6. Although the signature page reflects that your principal financial officer has signed the form, you should also reflect that your principal accounting officer or controller has signed your Form 10-K. Please identify the person who performs this function and confirm that this person has signed the Form 10-K in such capacity. Please refer to General Instruction D(2)(a) of Form 10-K.

Definitive Proxy Statement Schedule 14A

Nominees and Directors of the Company, page 4

7. For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business structure. We note your general disclosure on pages 2 and 3 regarding the factors that you consider to be important characteristics of your board. Please refer to Item 401(e) of Regulation S-K.

Board's Role in Risk Oversight, page 9

8. We note your disclosure in the penultimate paragraph on page 9 in response to Item 402(s) of Regulation S-K. Please describe to us the process you undertook to reach the conclusion that disclosure is not necessary.

Executive Compensation Process, page 17

9. We note that you discussed the scope of Hewitt's assignment. Please describe the material elements of the instructions or directions given to Hewitt with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

10. We note that you paid Hewitt $250,715 for services unrelated to executive officer compensation. Please also disclose the aggregate fees for determining or recommending the amount or form of executive officer and director compensation. Also clarify whether the decision to engage Hewitt for the other services was made, or recommended, by management, and whether the Committee or the board approved such other services of Hewitt. Please refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

11. We note your disclosure that the Committee reviews tally sheets which sets forth the total compensation, equity holdings and accrued retirement benefits for each executive officer. Please describe how this information impacted the Committee's decision on compensation awards.

Base Salary, page 18

12. You state that the Committee considers an executive's responsibility level, experience and individual performance. Please describe the individual performance factors that the Committee considers when setting executive salaries.

Annual Cash Bonus Plan, page 18

13. Please disclose the actual EPS achieved in fiscal 2009 and disclose whether this measure was adjusted. Also describe in greater detail how you establish the target and measure the achievement of your safety and customer satisfaction goals.

Long-Term Equity Incentives, page 19

14. You indicate that you awarded Mr. Stevens 7,325 shares in recognition of his performance in 2009. Please discuss the aspects of his individual performance that led to the award and how you determined the amount of the award.

15. Since the award to Mr. Stevens appears to be discretionary in nature, please also discuss the Committee's discretionary authority to grant compensation absent the attainment of pre-established performance factors. Please also apply this comment to your disclosure regarding your Annual Cash Bonus Plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Errett Staff Attorney at (202) 551-3225 or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director